Exhibit 99.1

News Release 2018-06

Contact:

Dianne VanBeber

Vice President, Investor Relations

dianne.vanbeber@intelsat.com

+1 703-559-7406

Intelsat Announces Early Tender Results for Certain Notes of Intelsat (Luxembourg) S.A.

Luxembourg, 15 March 2018

Intelsat S.A. (NYSE: I), operator of the world’s first Globalized Network and leader in integrated satellite solutions, today announced the early tender results for the previously announced tender offer (the “Offer”) by its indirect subsidiary, Intelsat Connect Finance S.A. (“ICF”), to purchase for cash any and all of the outstanding 6 3/4% Senior Notes due 2018 (CUSIP No. 458204 AN4; ISIN No. US458204AN49) issued by Intelsat (Luxembourg) S.A., a subsidiary of Intelsat S.A. and ICF’s direct parent company, that are not already held by ICF (the “Notes”).

As of the previously announced early tender date and time of 5:00 p.m., New York City time, on March 15, 2018 (the “Early Tender Time”), according to information provided by Global Bondholder Services Corporation, the tender agent for the Offer, a total of $26,126,000 aggregate principal amount of the Notes had been validly tendered and not validly withdrawn in the Offer. Withdrawal rights for the Notes expired at 5:00 p.m., New York City time, on March 15, 2018. The table below sets forth the aggregate principal amount of the Notes that were validly tendered and not validly withdrawn by the Early Tender Time that will be accepted for purchase by ICF.

Title of Security	CUSIP/ISIN Number	Principal Amount Outstanding	Total Consideration(1)(2)	Principal Amount Tendered at Early Tender Time	Principal Amount Accepted at Early Tender Time
6 3⁄4% Senior Notes due 2018	CUSIP No. 458204 AN4 ISIN No. US458204AN49	$96,650,000	$1,000.00	$26,126,000	$26,126,000

(1)	Per $1,000 principal amount of Notes and excluding accrued and unpaid interest up to, but not including, the applicable Settlement Date, which will be paid in addition to the Total Consideration or Tender Offer Consideration, as applicable.
(2)	Includes the Early Tender Payment.

The total consideration (the “Total Consideration”) for the Notes validly tendered and accepted for purchase pursuant to the Offer is the amount shown in the table above. Holders of the Notes validly tendered and not validly withdrawn at or prior to the Early Tender Time are eligible to receive the Total Consideration for any such Notes accepted for purchase. Holders will also receive accrued and unpaid interest on the Notes validly tendered and accepted for purchase from the applicable last interest payment date up to, but not including, the date ICF makes payment for such Notes, which date is anticipated to be March 16, 2018.

The Offer is scheduled to expire at 12:00 midnight, New York City time, on March 30, 2018, unless extended or earlier terminated by ICF.

Global Bondholder Services Corporation has been retained to serve as the Information Agent and Depositary for the Offer. Questions regarding the Offer and requests for additional copies of documentation, including copies of the Offer to Purchase, dated March 2, 2018 (the “Offer to Purchase”), may be directed to Global Bondholder Services Corporation at 65 Broadway – Suite 404, New York, New York 10006, Attn: Corporate Actions, (212) 430-3774 (for banks and brokers) or (866) 794-2200 (for all others).

ICF is making the Offer only by, and pursuant to, the terms of the Offer to Purchase. None of ICF, Intelsat (Luxembourg) S.A., Intelsat S.A. (ICF’s indirect parent company), the Depositary, the Information Agent or the trustee for the Notes or any of their respective affiliates, boards of directors, shareholders or members makes any recommendation as to whether Holders should tender or refrain from tendering their Notes. Holders must make their own decision as to whether to tender Notes and, if so, the principal amount of the Notes to tender. The Offer is not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of ICF by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

This press release is for informational purposes only and does not constitute an offer to purchase securities or a solicitation of an offer to sell any securities or an offer to sell or the solicitation of an offer to purchase any new securities, nor does it constitute an offer or solicitation in any jurisdiction in which such offer or solicitation is unlawful. Capitalized terms used in this press release but not otherwise defined herein have the meanings assigned to them in the Offer to Purchase.

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live.

Intelsat Safe Harbor Statement:

Statements in this news release constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks include, among others, the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2017, and its other filings with the U.S. Securities and Exchange Commission and risks and uncertainties related to our ability to consummate the Offer.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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